Exhibit 99.1

Intchains Group Limited Reports Third Quarter 2024 Unaudited Financial Results

Intchains Group Limited (Nasdaq: ICG) (“we,” or the “Company”), an innovative altcoins development company that primarily focuses on providing integrated solutions consisting of high-performance computing ASIC chip products for altcoins, and on acquiring and holding ETH-based cryptocurrencies as its long-term asset reserve to support its Web3 industry development initiatives including actively developing Web3-based applications, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Operating and Financial Highlights

•

Sales volume of ASIC chips: Our sales volume of ASIC chips for Q3 2024 was 207,838 units, compared to 165,056 units for the same period in 2023, representing an increase of 25.9%. All ASIC chip sales in the third quarter of 2024 were for chips embedded in computing equipment used for blockchain applications.

•

Revenue: Our revenue for Q3 2024 reached RMB60.3 million (US$8.6 million), reflecting a significant increase of 781.4% from RMB6.8 million for the same period of 2023. For the third quarter of 2024, revenue derived from mainland China and overseas countries and regions accounted for 33.8% and 66.2% of our total revenue, respectively.

•	Net Income: We reported a net income of RMB3.2 million (US$0.5 million) for Q3 2024, compared to a net loss of RMB19.1 million for the same period in 2023.

•

Non-GAAP Adjusted Net Income: Non-GAAP adjusted net income in the third quarter of 2024 was RMB6.4 million (US$0.9 million), as compared to a non-GAAP adjusted net loss of RMB17.6 million in the third quarter of 2023. Non-GAAP adjusted net income excludes share-based compensation expenses. For further information, please refer to “Use of Non-GAAP Financial Measures” in this press release.

•

Cryptocurrency Assets: As of September 30, 2024, the fair value of our cryptocurrency assets was RMB149.5 million (US$21.3 million), primarily comprised of approximately 4,149 ETH, valued at RMB76.4 million (US$10.9 million), and approximately 9,847,687 Tether (USDT) and USD Coin (USDC) with a total fair value of RMB69.0 million (US$9.8 million).

Intchains Group Unveils: Innovation and a Promising Outlook

Mr. Qiang Ding, Chairman of the Board of Directors and Chief Executive Officer, commented, “We are pleased to see the development of the crypto industry in 2024, which has driven the Company’s third quarter revenue to US$8.6 million, representing a year-on-year increase of 781.4%.Our net income has turned positive compared to the same period last year. In Q3 2024, we continued to implement our strategy of accumulating ETH, reaching 4,149 ETH as of September 30, 2024 representing a 71.7% increase as of June 30, 2024. As part of our initial foray into blockchain application expansion, we launched Goldshell Pay in Q3 2024, offering a one-stop payment solution for merchants. In November 2024, we were excited to see that the total market capitalization of cryptocurrencies reached a historical high, with ETH prices surpassing the average cost of our holdings as of September 30, 2024. Based on our confidence in the future of the crypto industry, we plan to launch a hardware crypto wallet in Q4 2024, and further advance our application expansion on the foundation of Goldshell Pay. Actively exploring new projects, we expect to complete the production and commercialization of new ASICs by Q1 2025. Stay tuned as we continue to push boundaries with our initiatives.”

Third Quarter 2024 Financial Results

Revenue

Revenue was RMB60.3 million (US$8.6 million) for the third quarter of 2024, representing an increase of 781.4% from RMB6.8 million for the same period of 2023. The substantial growth was primarily driven by a significant increase in the average selling price of our latest ASIC chip products launched in 2024 compared to our earlier ASIC chip products.

Cost of Revenue

Cost of revenue was RMB19.5 million (US$2.8 million) for the third quarter of 2024, representing an increase of 29.6% from RMB15.1 million for the same period of 2023. The percentage increase in cost of revenue was substantially lower than the percentage increase in our revenue, which was primarily due to the higher gross margins for our latest ASIC chip products launched in 2024 compared to the older ASIC chip products.

Operating Expenses

Total operating expenses were RMB37.7 million (US$5.4 million) for the third quarter of 2024, representing an increase of 90.8% from RMB19.7 million for the same period of 2023. The increase was primarily due to an increase in research and development expenses, and general and administrative expenses, and loss on fair value of cryptocurrency, net.

•

Research and development expenses increased by 21.1% to RMB13.8 million (US$2.0 million) for the third quarter of 2024 from RMB11.4 million for the same period of 2023. The increase was primarily due to the increased share-based incentive expenses and labor costs.

•	Sales and marketing expenses remained steady at RMB2.2 million and RMB2.1 million (US$0.3 million), respectively, for the third quarter of 2023 and 2024.

•

General and administrative expenses increased by 41.6% to RMB8.7 million (US$1.2 million) for the third quarter of 2024 from RMB6.2 million for the same period of 2023, mainly driven by increased share-based incentive expenses and professional fees.

•

Loss on fair value of cryptocurrency, net, for the third quarter of 2024 was RMB13.1 million (US$1.9 million), compared to nil in the same period of 2023. The loss was primarily due to the volatility of the cryptocurrency market, with ETH falling approximately 23.5% from the end of the second quarter to the end of the third quarter of 2024.

Interest Income

Interest income decreased by 8.9% to RMB4.2 million (US$0.6 million) for the third quarter of 2024 from RMB4.6 million for the same period of 2023, mainly attributable to the decreased cash level due to our strategy of acquiring ETH-based cryptocurrencies using our cash flow.

Other Income, Net

Other income, net, increased by 90.9% to RMB2.6 million (US$0.4 million) for the third quarter of 2024 from RMB1.4 million for the same period of 2023. The increase was primarily due to an increase in grants received from the local government, which have no repayment obligations and change in fair value of short-term investments.

Net Income/(Loss)

As a result of the foregoing, we recorded a net income of RMB3.2 million (US$0.5 million) for the third quarter of 2024, compared to a net loss of RMB19.1 million for the same period of 2023.

Non-GAAP Adjusted Net Income/(Loss)

Non-GAAP adjusted net income in the third quarter of 2024 was RMB6.4 million (US$0.9 million), as compared to a non-GAAP adjusted net loss of RMB17.6 million for the same period of 2023.

Basic and Diluted Net Earnings/(Loss) Per Ordinary Share

Basic and diluted net earnings per ordinary share were RMB0.03 (US$nil) for the third quarter of 2024, compared to basic and diluted net loss per ordinary share of RMB0.16 for the same period of 2023.

Non-GAAP Basic and Diluted Net Earnings/(Loss) Per Ordinary Share

Non-GAAP adjusted diluted net income per ADS was RMB0.05 (US$nil) in the third quarter of 2024, compared to non-GAAP adjusted basic and diluted net loss per ordinary share of RMB0.15 in the same period of 2023. Each ADS represents two of the Company’s Class A ordinary shares.

Recent Development

Development of Goldshell Pay

As a part of our Web3 industry development initiatives, we have been actively developing applications based on blockchain technology. Goldshell Pay, our first such application, was launched in the third quarter of 2024. It provides professional, one-stop blockchain payment solutions for partners worldwide, equipping merchants with functions for risk monitoring, data operations, and business access. Once commercialized, we plan to collect service fees from merchants who process payments and receipts through Goldshell Pay. Currently in its trial stage, we do not expect Goldshell Pay to contribute materially to our profits during this phase. However, we believe it represents an important step toward becoming a company with a stable application development pipeline and the ability to navigate across the crypto cycle.

Conference Call Information

The Company’s management team will host an earnings conference call to discuss its financial results at 8:00 P.M. U.S. Eastern Time on November 20, 2024 (9:00 A.M. Beijing Time on November 21, 2024). Details for the conference call are as follows:

Event Title:	Intchains Group Limited Third Quarter 2024 Earnings Conference Call

Date:	November 20, 2024

Time:	8:00 P.M. U.S. Eastern Time

Registration Link:	https://register.vevent.com/register/BI7793a98395ad40a9b50fc25fb6fae254

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of dial-in numbers and a personal access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available at the Company’s website at https://intchains.com/.

About Intchains Group Limited

Intchains Group Limited is an innovative altcoins development company that primarily focuses on providing integrated solutions consisting of high-performance computing ASIC chip products for altcoins, and on acquiring and holding ETH-based cryptocurrencies as its long-term asset reserve to support its Web3 industry development initiatives including actively developing Web3-based applications. For more information, please visit the Company’s website at: https://intchains.com.

Exchange Rate Information

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB7.0176 on the last trading day of the third quarter of 2024 (September 30, 2024). No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about: (i) our goals and strategies; (ii) our future business development, formed condition and results of operations; (iii) expected changes in our revenue, costs or expenditures; (iv) growth of and competition trends in our industry; (v) our expectations regarding demand for, and market acceptance of, our products; (vi) general economic and business conditions in the markets in which we operate; (vii) relevant government policies and regulations relating to our business and industry; (viii) fluctuations in the market price of ETH-based cryptocurrencies; gains or losses from the sale of ETH-based cryptocurrencies; changes in accounting treatment for the Company’s ETH-based cryptocurrencies holdings; a decrease in liquidity in the markets in which ETH-based cryptocurrencies are traded; security breaches, cyberattacks, unauthorized access, loss of private keys, fraud, or other events leading to the loss of the Company’s ETH-based cryptocurrencies; impacts to the price and rate of adoption of ETH-based cryptocurrencies associated with financial difficulties and bankruptcies of various participants in the industry; and (viii) assumptions underlying or related to any of the foregoing. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Use of Non-GAAP Financial Measures

In evaluating Company’s business, the Company uses non-GAAP measures, such as adjusted income (loss) from operations and adjusted net income (loss), as supplemental measures to review and assess its operating performance. The Company defines adjusted income (loss) from operations as income (loss) from operations excluding share-based compensation expenses, and adjusted net income (loss) as net income (loss) excluding share-based compensation expenses. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted net income is that it does not reflect all of the items of income and expense that affect the Company’s operations. Share-based compensation expenses have been and may continue to be incurred in Company’s business and are not reflected in the presentation of adjusted net income. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For investor and media inquiries, please contact:

Intchains Group Limited

Investor relations

Email: ir@intchains.com

Redhill

Belinda Chan

Tel: +852-9379-3045

Email: belinda.chan@creativegp.com

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of September 30,
	2023	2024
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	694,750	514,027	73,248
Inventories, net	41,767	87,436	12,460
Prepayments and other current assets, net	47,403	78,202	11,143
Short-term investments	13,596	49,348	7,032

Total current assets	797,516	729,013	103,883

Non-current Assets:
Cryptocurrency	645	149,529	21,308
Property, equipment, and software, net	49,184	49,546	7,061
Intangible assets, net	3,425	3,584	511
Right-of-use assets	1,735	1,007	144
Deferred tax assets	12,899	19,326	2,754
Prepayments on long-term assets	113,425	112,856	16,080
Other non-current assets	421	432	62

Total non-current assets	181,734	336,280	47,920

Total assets	979,250	1,065,293	151,803

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	195	7,645	1,089
Contract liabilities	9,828	45,131	6,431
Income tax payable	1,634	3,381	482
Lease liabilities	1,103	1,136	162
Provision for warranty	40	22	3
Accrued liabilities and other current liabilities	15,364	13,269	1,890

Total current liabilities	28,164	70,584	10,057

Non-current Liabilities:
Deferred tax liabilities	—	543	77
Lease liabilities	761	—	—

Total non-current liabilities	761	543	77

Total liabilities	28,925	71,127	10,134

Shareholders’ Equity:
Ordinary shares (US$0.000001 par value; 50,000,000,000 shares authorized, 119,876,032 and 120,023,092 shares issued, 119,876,032 and 119,962,962 shares outstanding as of December 31, 2023 and September 30, 2024, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Additional paid-in capital	186,262	193,243	27,537
Statutory reserve	48,265	51,376	7,321
Accumulated other comprehensive income/(loss)	1,838	(350)	(50)
Retained earnings	713,960	749,897	106,861

Total equity	950,325	994,166	141,669

Total liabilities and shareholders’ equity	979,250	1,065,293	151,803

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME/(LOSS)

(All amounts in thousands, except share and per share data, or as otherwise noted)

	For the Three Months ended September 30,
	2023	2024
	RMB	RMB	US$
Products revenue	6,842	60,305	8,593
Cost of revenue	(15,054)	(19,508)	(2,780)

Gross profit/(loss)	(8,212)	40,797	5,813
Operating expenses:
Research and development expenses	(11,370)	(13,769)	(1,962)
Sales and marketing expenses	(2,195)	(2,056)	(293)
General and administrative expenses	(6,176)	(8,744)	(1,246)
Loss on fair value of cryptocurrency, net	—	(13,089)	(1,865)

Total operating expenses	(19,741)	(37,658)	(5,366)

Income/(loss) from operations	(27,953)	3,139	447
Interest income	4,571	4,162	593
Foreign exchange losses, net	(603)	(1,301)	(185)
Other income, net	1,352	2,581	368

Income/(loss) before income tax expenses	(22,633)	8,581	1,223
Income tax (expense)/benefit	3,537	(5,425)	(773)

Net Income/(loss)	(19,096)	3,156	450

Foreign currency translation adjustment, net of nil tax	(399)	(1,967)	(280)

Total comprehensive income/(loss)	(19,495)	1,189	170

Weighted average number of shares used in per share calculation
— Basic	119,876,032	119,961,032	119,961,032
— Diluted	119,876,032	120,035,926	120,035,926
Net earnings/(loss) per share
— Basic	(0.16)	0.03	—
— Diluted	(0.16)	0.03	—

INTCHAINS GROUP LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except per share data)

	For the Three Months ended September 30,
	2023	2024
	RMB	RMB	US$
Income/(loss) from operations	(27,953)	3,139	447
Add:
Share-based compensation expense	1,490	3,247	463
Non-GAAP adjusted income/(loss) from operations	(26,463)	6,386	910
Net income/(loss)	(19,096)	3,156	450
Add:
Share-based compensation expense	1,490	3,247	463
Non-GAAP adjusted net income/(loss)	(17,606)	6,403	913

Non-GAAP adjusted net earning/(loss) per share
— Basic	(0.15)	0.05	—
— Diluted	(0.15)	0.05	—

INTCHAINS GROUP LIMITED

UNAUDITED CRYPTOCURRENCY-ADDITIONAL INFORMATION

As of Quarter Ended	Cryptocurrency	Approximate Number of Cryptocurrency Held at End of Quarter		Original Cost Basis	Approximate Average Cost Price Per Unit of Cryptocurrency		Lowest Market Price Per Unit of Cryptocurrency During Quarter (a)		Market Value of Cryptocurrency Held at End of Quarter Using Lowest Market Price (b)	Highest Market Price Per Unit of Cryptocurrency During Quarter (c)		Market Value of Cryptocurrency Held at End of Quarter Using Highest Market Price (d)	Market Price Per Unit of Cryptocurrency at End of Quarter (e)		Market Value of Cryptocurrency Held at End of Quarter Using Ending Market Price (f)
		Unit		USD	USD		USD		USD	USD		USD	USD		USD
September 30, 2024	ETH	3,522		10,115,116	2,872		2,116		7,452,552	3,563		12,548,886	2,596		9,143,112
	ETH-Coinbase Staked	627		1,800,713	2,872		2,290		1,435,830	3,926		2,461,602	2,807		1,759,989
	Bitcoin	8.47		549,364	64,860		49,050		415,454	70,000		592,900	63,552		538,285
	USDT&USDC	9,847,687		9,849,266	1		1		9,814,682	1		9,857,395	1		9,845,929
	Others	Multiple	*	105,405	Multiple	*	Multiple	*	36,415	Multiple	*	72,441	Multiple	*	53,661

	Total			22,419,864					19,154,933			25,533,224			21,340,976

June 30, 2024	ETH	1,937		6,179,744	3,190		2,814		5,450,718	3,974		7,697,638	3,394		6,574,178
	ETH-Coinbase Staked	480		1,301,108	2,711		2,954		1,417,920	4,243		2,036,640	3,645		1,749,600
	Bitcoin	3.95		265,883	67,312		56,500		223,175	72,777		287,469	61,613		243,371
	USDT&USDC	10,422,648		10,423,276	1		1		10,386,315	1		10,458,980	1		10,404,063
	Others	Multiple	*	107,484	Multiple	*	Multiple	*	54,226	Multiple	*	122,435	Multiple	*	64,202

	Total			18,277,495					17,532,354			20,603,162			19,035,414

March 31, 2024	ETH	346		999,180	2,888		2,100		726,600	4,094		1,416,524	3,618		1,251,828
	ETH-Coinbase Staked	479		1,297,687	2,709		2,236		1,071,044	4,341		2,079,339	3,842		1,840,318
	Bitcoin	0.67		44,995	67,157		38,501		25,796	73,836		49,470	70,407		47,173
	USDT&USDC	99,583		99,583	1		1		99,583	1		99,583	1		99,583
	Others	Multiple	*	81,571	Multiple	*	Multiple	*	67,814	Multiple	*	124,481	Multiple	*	91,346

	Total			2,523,016					1,990,837			3,769,397			3,330,248

*

The ‘Others’ category encompasses various cryptocurrencies that are not reported individually due to their lower significance. This category is labeled as ‘Multiple’ to indicate the presence of diverse prices associated with different type of cryptocurrency. Due to their immaterial nature, detailed price listings are not provided.

(a)

The “Lowest Market Price Per Unit of Cryptocurrency During Quarter” represents the lowest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter, without regard to when we obtained any of the cryptocurrency.

(b)

The “Market Value of Cryptocurrency Held at End of Quarter Using Lowest Market Price” represents a mathematical calculation consisting of the lowest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter multiplied by the number of cryptocurrency we held at the end of the applicable period.

(c)

The “Highest Market Price Per Unit of Cryptocurrency During Quarter” represents the highest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter, without regard to when we obtained any of the cryptocurrency.

(d)

The “Market Value of Cryptocurrency Held at End of Quarter Using Highest Market Price” represents a mathematical calculation consisting of the highest market price for a single unit of cryptocurrency reported on the Coinbase exchange during the respective quarter multiplied by the number of cryptocurrency we held at the end of the applicable period.

(e)

The “Market Price Per Unit of Cryptocurrency at End of Quarter” represents the market price of a single unit of cryptocurrency on the Coinbase exchange at midnight UTC+8 time on the last day of the respective quarter, which aligns with the our revenue recognition cut-off.

(f)

The “Market Value of Cryptocurrency Held at End of Quarter Using Ending Market Price” represents a mathematical calculation consisting of the market price of a single unit of cryptocurrency on the Coinbase exchange at midnight UTC+8 time on the last day of the respective quarter multiplied by the number of cryptocurrency we held at the end of the applicable period.